Execution Version PROCUREMENT AGENCY AGREEMENT BETWEEN MAXEON SOLAR TECHNOLOGIES, LTD. AND LUMETECH PTE. LTD. DATED THE DAY OF 2025 Exhibit 99.2

CONTENTS 1. DEFINITIONS AND INTERPRETATION ............................................................................................ 4 2. EFFECTIVE DATE ................................................................................................................................. 5 3. SALE AND PURCHASE OF ASSETS ................................................................................................ 6 4. CONSIDERATION .................................................................................................................................. 6 5. COMPLETION ........................................................................................................................................ 6 6. UNDERTAKINGS AND POST-COMPLETION OBLIGATIONS ..................................................... 7 7. WARRANTIES ........................................................................................................................................ 7 8. CONFIDENTIALITY ............................................................................................................................... 8 9. MISCELLANEOUS ................................................................................................................................ 8 10. GOVERNING LAW AND JURISDICTION .......................................................................................... 9 SCHEDULE 1 ..................................................................................................................................................... 10 SCHEDULE 2 ..................................................................................................................................................... 11

4 PROCUREMENT AGENCY AGREEMENT THIS AGREEMENT is made on _______________ 2025 BETWEEN: (1) MAXEON SOLAR TECHNOLOGIES, LTD. (Company Registration No. 201934268H), a company incorporated in Singapore and having its registered office at 8 Marina Boulevard, #05- 02, Marina Bay Financial Centre, Singapore 018981 (the "Vendor"); and (2) LUMETECH PTE. LTD. (Company Registration No. 202338705C), a company incorporated in Singapore and having its registered office at 6 Raffles Quay, #14-02, Singapore 048580 (the "Purchaser"), (each a "Party", and collectively, the "Parties"). RECITALS: (A) The Vendor Group (as defined below) has certain assets listed in the table in Schedule 2 (collectively, the "Target Assets") on order from the Suppliers (as defined below). (B) The Vendor's indirect wholly owned subsidiary, Sunpower Technology Ltd ("SPTL"), and the Purchaser had on _________________ 2025 entered into a sale and purchase agreement (the "SPA") wherein the Purchaser has agreed to purchase, and SPTL has agreed to sell 100% of the total number of issued shares in Sunpower Philippines Manufacturing Ltd. (C) In connection with the SPA, the Vendor has agreed to sell and transfer (or procure the sale and transfer) to the Purchaser Group and the Purchaser has agreed to purchase and acquire from the Vendor Group, the Target Assets as of each relevant Completion Date (as defined below) for the consideration stated and upon the terms and conditions contained in this Agreement. NOW IT IS HEREBY AGREED BETWEEN THE PARTIES as follows: 1. DEFINITIONS AND INTERPRETATION 1.1. In this Agreement, unless the context otherwise requires: "Aggregate Consideration" has the meaning ascribed to it in Clause 4.1(a); "Business Day" means a day (other than a Saturday, Sunday or public holiday in Singapore, the Philippines and the People’s Republic of China) on which commercial banks are generally open for business in Singapore, the Philippines and the People’s Republic of China. "Completion" means, in relation to each Target Asset, completion of the sale, purchase and transfer of the relevant Target Asset as specified in Clause 5; "Completion Date" means, in relation to each Target Asset, the date as agreed between the Vendor and the Purchaser. "Encumbrance" means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind; "ODI Approval" means the outbound direct investment approval from the PRC National Development and Reform Commission or its local agency and/or from the PRC Ministry of 26 January

5 Commerce or its local agency and/or from the PRC State Administration of Foreign Exchange or its local agency, required to be obtained by the Purchaser for its purchase of the Target Assets. "Parties" means the Purchaser and the Vendor; and "Party" means either one of them; "Payment" has the meaning ascribed to it in Clause 4.1(b)(i); "Purchaser Group" means the Purchaser and its subsidiaries; "Purchaser Group Company" means a company in the Purchaser Group; "Purchaser Warranties" means the representations and warranties on the part of the Purchaser specified in Schedule 1; "Target Assets" shall have the meaning given in Recital (A), and "Target Asset" shall mean any one of them; "Vendor Group" means the Vendor and its subsidiaries; "Vendor Group Company" means a company in the Vendor Group; "Vendor Warranties" means the representations and warranties on the part of the Vendor specified in Schedule 1; "SPA" has the meaning ascribed to it in Recital (B). "Supplier" means, in relation to each Target Asset, the supplier of the asset listed in column (D) of the corresponding row in Schedule 2; 1.2. Currencies "Philippine peso" or "PHP" means the lawful currency for the time being of the Philippines. "United States dollars" or "US$" or "$" means the lawful currency for the time being of the United States of America. 1.3. Miscellaneous In this Agreement, unless the context otherwise requires: (a) words importing the singular include the plural and vice versa, words importing any gender include every gender and references to time shall mean Singapore time; (b) references to a "person" include any company, limited liability partnership, partnership, business trust or unincorporated association (whether or not having separate legal personality) and references to a "company" include any company, corporation or other body corporate, wherever and however incorporated or established; (c) clause headings are for convenience of reference only and shall not affect the interpretation of this Agreement; and (d) the words "written" and "in writing" include any means of visible reproduction. 2. EFFECTIVE DATE Th provisions of this Agreement will come into force with effect from the date of completion of the SPA.

6 3. SALE AND PURCHASE OF ASSETS 3.1. The Vendor shall, in accordance with the terms and conditions of this Agreement, on each Completion Date, sell to the Purchaser the Target Assets and the Purchaser shall purchase the Target Assets free from all Encumbrances. 3.2. Notwithstanding anything to the contrary contained in this Agreement, the Parties expressly agree that apart from the Target Assets, no other assets, properties, contracts, rights, title and interests, shall be transferred, sold, conveyed and assigned to the Purchaser pursuant to Clause 3.1. 4. CONSIDERATION 4.1. Purchase Consideration (a) The aggregate consideration for the sale of the Target Assets to the Purchaser shall be US$7,264,756 (the "Aggregate Consideration"), the consideration for each relevant Target Asset is listed in column titled “Total PO” or "TOTAL" (as the case may be) of the corresponding row in Schedule 2; (b) The consideration shall be payable as follows: (i) on the later of (A) the date of completion of the SPA; or (B) the date on which the Purchaser having obtained ODI Approval for the payment of the Aggregate Consideration, the Purchaser shall pay a sum equal to the Aggregate Consideration to the Vendor (the "Payment"); (ii) in respect of each outstanding progress payment for the Target Assets due to the Supplier, and the Vendor shall be entitled to apply the Payment (or part thereof) in satisfaction of the relevant progress payment to the Supplier; and (iii) on the relevant Completion Date, from the Payment, the Vendor shall be fully and unconditionally entitled to a sum equal to the consideration for that Target Asset less the sum of all progress payment(s) (if any) paid pursuant to Clause 4.1(b)(ii) in respect of that Target Asset. 4.2. Refund On the Completion Date, if the Vendor fails to deliver or purchase any of the Target Assets listed in Schedule 2, with the written consent of both Parties, the Vendor shall refund the consideration for the relevant Target Asset(s) which has not been delivered or purchased 10 Business Days after the Parties have provided their written consent. 4.3. Method for Payment Clause 3.2 of the SPA shall apply mutatis mutandis to this Agreement. 5. COMPLETION 5.1. Venue Each Completion shall take place electronically on the relevant Completion Date or at such other venue, time and/or date as the Vendor and the Purchaser may mutually agree in writing. 5.2. Deliverables at Completion by Vendor At each Completion, the Vendor shall deliver, and shall procure that there be delivered, to the Purchaser the following:

7 (a) (if capable of passing by delivery) physical possession of the Target Asset to the Purchaser Group, with the intent that title in such Target Asset shall pass by and upon such delivery, together with the relevant documents of title, and such documents as the Purchaser may reasonably require to complete the sale and purchase and as applicable, transfer, of the Target Asset; (b) (if incapable of passing by delivery) the duly executed instruments of transfers, assignments and other documents in the prescribed form necessary to vest title in the Target Asset, or transfer the Target Asset to, the Purchaser; (c) all documents of title, certificates, manuals, purchase invoice or receipt (if any), necessary for the lawful operation and proper use of, and all service documents pertaining to, the Target Asset; and (d) to the extent not previously delivered, a copy of the board resolutions of the Vendor approving the sale of the Target Asset and the execution of this Agreement. 5.3. Purchaser’s Obligations on Completion On Completion, the Purchaser shall deliver and shall procure that there be delivered to the Vendor to the extent not previously delivered, a copy of the corporate approvals required by applicable law of the Purchaser approving the acquisition of the Target Asset and the execution of this Agreement. 6. UNDERTAKINGS AND POST-COMPLETION OBLIGATIONS 6.1. The Purchaser hereby undertakes to the Vendor that it will use its reasonable efforts to procure the ODI Approval expeditiously on or before 30 April 2025 (or such other date as the Parties may mutually agree). 6.2. The Purchaser hereby undertakes to the Vendor that following each Completion, for a period of 12 months from the relevant Completion Date, the Purchaser will not sell the relevant Target Asset to any person for an aggregate consideration or valuation greater than the relevant consideration for that Target Asset. 6.3. The first paragraph of Clause 6.3 of the SPA shall apply mutatis mutandis to this Agreement in relation to the sale and purchase of the Target Assets. 7. WARRANTIES 7.1. Warranties by the Vendor (a) The Vendor represents and warrants to the Purchaser that, save as otherwise expressly provided to the Purchaser in this Agreement, each of the Vendor Warranties is as of the date of this Agreement, true, accurate and not misleading and will be true, accurate and not misleading as at each Completion with reference to the facts and circumstances existing on the relevant Completion Date. (b) Save for Clause 7.1 and Schedule 1, the Vendor makes no other representation or warranty, express or implied, to the Purchaser in relation to the Target Assets or any matter arising out of or in connection with this Agreement and the Purchaser hereby acknowledges that it has not relied on or been induced by any other representations or warranties made by the Vendor or its agents or representatives for the sale and purchase of the Target Assets. (c) Between the date of this Agreement and each Completion Date, the Vendor shall be permitted to give the Purchaser notice in writing of any event, condition or circumstance which shall have occurred since the date of this Agreement that would cause any of

8 the Vendor Warranties to become untrue or inaccurate or misleading in any respect, that would constitute a violation or breach of any of the Vendor Warranties (the "Disclosure Updates"). No such Disclosure Updates shall be deemed accepted by the Purchaser unless the Purchaser agrees to such Disclosure Updates in writing, and if so accepted by the Purchaser, any Vendor Warranties repeated on each Completion Date will be subject to such Disclosure Updates. 7.2. Warranties by the Purchaser The Purchaser represents and warrants to the Vendor that each of the Purchaser Warranties is as of the date of this Agreement, true, accurate and not misleading and will be true, accurate and not misleading as at each Completion with reference to the facts and circumstances existing on the relevant Completion Date. 8. CONFIDENTIALITY Clause 8 of the SPA shall apply mutatis mutandis to this Agreement in relation to the sale and purchase of the Target Assets. 9. MISCELLANEOUS 9.1. Clauses 9.1 to 9.15 (excluding Clause 9.10) of the SPA shall apply mutatis mutandis to this Agreement. 9.2. The initial physical and electronic mail addresses and contact persons for the purpose of Clause 9.14 as applied mutatis mutandis to this Agreement are specified below: The Vendor Address : Maxeon Solar Technologies, Ltd. 8 Marina Boulevard #05-02 Marina Bay Financial Center, 018981 Singapore Attention : Dmitri Hu, Chief Financial Officer E-mail address : dienchien.hu@maxeon.com The Purchaser Address : No. 12, New Technology Industrial Park, Haitai East Road, Huayuan Industrial Zone (Outer Ring), Tianjin 300384, China Attention : Bruce Zhou, Leon Xia, Wei Ren E-mail address : zhoubin@tzeco.com; leon.xia@tcl.com; renwei@tzeco.com 9.3. Costs and Expenses (a) Save as otherwise provided herein, each Party shall bear and be responsible for its professional and other costs and expenses incurred in the preparation, negotiation and execution of this Agreement and all other documents in connection with this Agreement, including all other professional and other costs and expenses incurred in relation to the performance of its obligations under this Agreement. (b) The allocation of stamp duty payable in connection with the purchase or sale of the Target Assets shall subject to negotiation in good faith between both Parties. Subject

9 to the foregoing, each Party shall bear its own taxes payable in connection with the purchase or sale of the Target Assets. In the event applicable law does not specify the party liable to bear applicable taxes payable, the Purchaser and Vendor shall bear such taxes equally. 9.4. Assignment and Novation. This Agreement may not be assigned by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign this Agreement to an Affiliate, or to an acquirer or successor in interest in connection with a Change of Control of such Party without the prior written consent of the other Party, provided that such Party provides the other Party with written notice of any such assignment. “Change of Control” means the closing of (a) a merger, consolidation or similar transaction providing for the acquisition of the direct or indirect ownership of more than fifty percent (50%) of a Party’s shares or similar equity interests or voting power of the outstanding voting securities or that represents the power to direct the management and policies of such Party, or (b) the sale of all or substantially all of a Party’s assets. Neither this Agreement nor the rights, duties and obligations of either Party under this Agreement may be novated, delegated or otherwise transferred by a Party, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Party, which shall not be unreasonably conditioned, withheld or delayed. Subject to the preceding sentences, this Agreement shall inure to the benefit of, and be binding upon, the Parties and their respective successors and assigns. 10. GOVERNING LAW AND JURISDICTION 10.1. This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, the laws of Singapore. 10.2. Each Party agrees that any dispute arising out of or in connection with this Agreement or any document or transaction in connection with this Agreement (including any dispute or claim relating to any non-contractual obligations arising out of or in connection with this Agreement) shall be referred to and finally resolved by arbitration in Singapore to the exclusion of the ordinary courts, in accordance with the Arbitration Rules of the Singapore International Arbitration Centre ("SIAC") for the time being in force which rules are deemed to be incorporated by reference in this Clause. The place of arbitration shall be in Singapore and the language of the arbitration shall be English. The arbitration tribunal shall consist of one arbitrator to be appointed by the President of the Court of Arbitration for the time being of the SIAC. The arbitral award made and granted by the arbitrators shall be final, binding and incontestable, may be enforced by the Parties against the assets of the other Party wherever those assets are located or may be found and may be used as a basis for judgement thereon in Singapore or elsewhere. (Remainder of page intentionally left blank)

10 SCHEDULE 1 WARRANTIES Vendor Warranties (a) The Vendor is a company duly incorporated and existing under the laws of Singapore. (b) The Vendor will on each Completion be entitled to and able to transfer or procure the transfer of the legal and beneficial title to the relevant Target Asset free from all Encumbrances in accordance with the terms of this Agreement. (c) The Vendor has the capacity to enter into and carry out the provisions of this Agreement. (d) All actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents), in order (i) to enable it lawfully to enter into and carry out the provisions of this Agreement and (ii) to ensure that those obligations are valid, legally binding and enforceable, have been taken, fulfilled and done. (e) The Vendor's entry into and/or performance of its obligations under this Agreement do not and will not violate: (i) any agreement, instrument or document to which it is a party or which is binding on it or its assets; or (ii) any law, regulation or authorisation which is binding on or applicable to it. Purchaser Warranties (a) The Purchaser is a company duly incorporated and existing under the laws of Singapore. (b) The Purchaser has the capacity to enter into and carry out the provisions of this Agreement. (c) All actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents), in order (i) to enable it lawfully to enter into and carry out the provisions of this Agreement and (ii) to ensure that those obligations are valid, legally binding and enforceable, have been taken, fulfilled and done. (d) The Purchaser's entry into and/or performance of its obligations under this Agreement do not and will not violate: (i) any agreement, instrument or document (which is material to its business) to which it is a party or which is binding on it or its assets; or (ii) any law, regulation or authorisation which is binding on or applicable to it. (e) The Purchaser's obligations under this Agreement are valid, binding and enforceable in accordance with its respective terms.

SCHEDULE 2 Target Assets

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Elm Prelude – Execution page to the Procurement Agency Agreement IN WITNESS WHEREOF this Agreement has been entered into by the Parties on the date stated at the beginning. THE VENDOR SIGNED by Name Designation Signature for and on behalf of MAXEON SOLAR TECHNOLOGIES, LTD. in the presence of: Signature of Witness Name of Witness: Address:

THE PURCHASER SIGNED by Name Designation Signature for and on behalf of LUMETECH PTE. LTD. in the presence of: Signature of Witness Name of Witness: Address: